

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 5, 2024

Benjamin Cowart
Chief Executive Officer
Vertex Energy Inc.
1331 Gemini Street
Suite 250
Houston, TX 77058

   Re: Vertex Energy Inc.
     Registration Statement on Form S-3
     Filed January 26, 2024
     File No. 333-276700

Dear Benjamin Cowart:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Purcell at 202-551-5351 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: David Loev